Exhibit 99.2

Dominion Diamond Corporation’s Fiscal 2013 Fourth Quarter and Year-End Results to be released Wednesday, April 3, 2013

TORONTO, CANADA (March 26, 2013) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company”), formerly known as Harry Winston Diamond Corporation, will release its Fiscal 2013 Fourth Quarter and Year-End results for the period ended January 31, 2013, after market hours on Wednesday, April 3rd, 2013.

Beginning at 8:30AM (ET) on Thursday, April 4th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 800-299-8538 within North America or 617-786-2902 from international locations and entering passcode 80556554.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, April 18th, 2013 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 39398597.

About Dominion Diamond Corporation

Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market from attractive operating mine assets that present low political risk. Our business encompasses 40% of the Diavik Diamond Mine in Canada’s Northwest Territories and rough diamond sorting and sales operations in Canada, Belgium and India. The Company is awaiting regulatory clearance on the purchase of an 80% interest in the Ekati Diamond Mine, also located in the Northwest Territories of Canada, as well as a control interest in surrounding areas containing significant prospective resources.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca